

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 21, 2009

Mr. Mark Scott
Chief Operating Officer and Chief Financial Officer
IA Global, Inc.
101 California Street, Suite 2450
San Francisco, California 94111

> **Re:** **IA Global, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 9, 2009**
> **File No. 001-15863**

Dear Mr. Scott:

We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

Celeste Murphy
Legal Branch Chief